</SEC-HEADER>


<SEQUENCE>1
<FILENAME>doc1.txt


                                     FORM 3
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                     Filed pursuant to Section 16(a) of the
                 Securities Exchange Act of 1934, Section 17(a)
       of the Public Utility Holding Company Act of 1935 or Section 30(h)
                      of the Investment Company Act of 1940
- -------------------------------------------------------------------------

1.  Name and Address of Reporting Person   Burke III, William J.
                                           c/o LaBranche & Co Inc.
					   One Exchange Plaza
                                           New York, New York 10006
                                           ------------------------------


2.  Date of Event Requiring Statement (Month/Day/Year)  March 21,2003
                                                        -----------------


3.  IRS Identification Number of Reporting Person, if an Entity
    (Voluntary)

    ---------------------------------------------------------------------

4.  Issuer Name and Ticker or Trading Symbol  LaBranche & Co. Inc.("LAB")
                                              ---------------------------

5.  Relationship  of  Reporting  Person to Issuer
    (Check  all  applicable)

    [ ] Director   [X] Officer          [  ]  10%  Owner  [  ]  Other
                       (give title                               (specify
                       below)                                     below)

    Secretary of LaBranche & Co. Inc. &
    Chief Executive Officer of LaBranche Financial Services Inc.


6.  If  Amendment,  Date  of  Original
    (Month/Day/Year)                     --------------------------------

7.  Individual  or  Joint/Group             X     Form  Filed  by  One
    Filing(Check  applicable  line)       -----   Reporting  Person

                                          -----   Form Filed by More Than
                                                  One  Reporting  Person

- -------------------------------------------------------------------------

             TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED


- ---------------------------------------------------------------------------------------

1.  Title of         2.  Amount of              3.  Ownership            4.  Nature of
    Security             Securities                 Form: Direct (D)         Indirect
    (Instr. 4)           Beneficially Owned         or Indirect              Beneficial
                         (Instr. 4)                 (I) (Instr. 5)           Ownership
                                                                             (Instr. 4)
- --------------       ----------------------     --------------------     --------------
"LAB" Common Stock,	     59,800 			  I   		   William J.Burke III
 $.01 par value  							   1999 Family Trust
- ---------------------------------------------------------------------------------------
"LAB" Common Stock,         641,000    			  D
$.01 par value
- ---------------------------------------------------------------------------------------

- ---------------------------------------------------------------------------------------

- ---------------------------------------------------------------------------------------


              TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


- ---------------------------------------------------------------------------------------------
1.  Title of Derivative      2.  Date Exercisable          3.  Title and Amount
    Security (Instr. 4)          and Expiration Date           of Securities Underlying
                                 (Month/Day/Year)              Derivative Securities
                                                               (Instr. 4)

                             -------------------------     ----------------------------------
                             Date           Expiration     Title             Amount or
                             Exercisable    Date                             Number of Shares
- -----------------------      -----------    ----------     -----             ----------------

- ---------------------------------------------------------------------------------------------
3,000 DECS issued                 (1)	          (1)	      (1)	             (1)
by DECS Trust IX
- ---------------------------------------------------------------------------------------------

- ---------------------------------------------------------------------------------------------

- ---------------------------------------------------------------------------------------------


- ---------------------------------------------------------------------------------------------
4.  Conversion or            5.  Ownership Form          6. Nature of
    Exercise Price               of Derivative              Indirect Beneficial
    of Derivative                Security: Direct (D)       Ownership
    Security                     or Indirect (I)            (Instr. 5)
                                 (Instr. 5)



- ---------------------------------------------------------------------------------------------


- ---------------------------------------------------------------------------------------------
	(1)				D
- ---------------------------------------------------------------------------------------------

- ---------------------------------------------------------------------------------------------

- ---------------------------------------------------------------------------------------------


Explanation  of  Responses:

(1) DECS represent beneficial interests in DECS Trust IX, a Delaware business trust (the Trust) which has entered into prepaid forward contracts with certain stockholders
(the Selling Stockholders) of LaBranche & Co Inc. (LAB), under which the Trust is entitled to receive shares of LAB common stock or cash from the Selling Stockholders between February 15, 2005 and May 15, 2005. The amount of cash or number of shares of LAB common stock to be delivered will depend on the public trading price of LAB common stock at that time. If the price of LAB common stock is:

- more than $37.8960 per share, the holders of DECS will receive 0.8333 shares of LAB common stock, or the cash equivalent, for each DECS owned.

- more than $31.5800 per share but less than or equal to $37.8960 per share, the holders of DECS will receive
LAB common stock worth $31.5800, or the cash equivalent, for each DECS owned.

- $31.5800 per share or less, the holders of DECS will receive one share of LAB common stock, or the cash equivalent, for each DECS owned.

                   /s/  William J. Burke III                03/28/03
                   ----------------------------------       -------------
                   Signature  of  Reporting  Person         Date


                                               Page 2




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